



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04044563

October 1, 2004

Margaret U. Hodgson
First Vice President and Senior Attorney
SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, GA 30302

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/1/2004

Re: SunTrust Banks, Inc.
Incoming letter dated August 26, 2004

Dear Ms. Hodgson:

This is in response to your letters dated August 26, 2004 and September 27, 2004 concerning the shareholder proposal submitted to SunTrust by Domini Social Investments LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

750556

SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney

SunTrust

VIA OVERNIGHT MAIL

August 26, 2004

Ms. Grace K. Lee
U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: No Action Request for Shareholder Proposal

Dear Ms. Lee:

As you know from our previous letter dated August 9, 2004, SunTrust Banks, Inc. received a fax from Mr. Adam Kanzer of Domini Social Investments LLC requesting that a shareholder proposal be included in SunTrust's special meeting regarding its merger with National Commerce Financial Corporation. The fax we received was simply the cover page, and did not contain the actual proposal. At that time, however, the proxy statement was already printed and mailed. Subsequently, we received in the mail the original letter with a copy of proposal attached. At that point, the proxy statement had not only been printed and mailed, but had probably been received by most shareholders. Therefore, we believe that under Rule 14a-8(e)(2) the proposal was submitted too late to be included in SunTrust's proxy statement. We are asking the SEC for no action relief on this matter.

As required by Rule 14a-8, enclosed are six copies of this letter and the attachment. If you have any questions or comments, please feel free to call me at the above number. We look forward to your response.

Sincerely,

Margy Hodgson

Margaret U. Hodgson

MUH/lps
Attachments

Copy to: Mr. Adam Kanzer
Domini Social Investments LLC

S:\LEGAL\MHODGSON\LETTERS\04\LEE.LTR.DOC


Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

August 6, 2004

Mr. Ray Fortin
General Counsel and Corporate Secretary
SunTrust Banks, Inc.
Post Office Box 4418
Mail Code 643
Atlanta, GA 30302

By UPS and Fax to: (404) 724-3550

Re: Shareholder Proposal for SunTrust Special meeting of Shareholders

Dear Mr. Fortin:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 77,000 shares of SunTrust stock.

In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, the attached proposal is submitted for inclusion in the proxy and for consideration by shareholders at the SunTrust special meeting regarding the company's merger with National Commerce Financial Corporation ('the special meeting'). We have held over $2,000 shares of SunTrust stock for greater than one year, and intend to maintain ownership of the required number of shares through the date of the special meeting, and the next stockholder's annual meeting. A letter verifying our ownership of SunTrust shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini Social Investments will attend the special meeting to move the resolution as required by SEC Rules.

For any correspondence regarding the resolution, I can be reached at 212-217-1027, or via email at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

SHAREHOLDER APPROVAL OF MERGER-RELATED EXECUTIVE COMPENSATION AND SEVERANCE PAY

In our company's pending merger with National Commerce Financial Corporation ("NCF"), executives of NCF will receive bonuses and severance payments of more than $17 million. We do not believe the company has justified how such payments create value for shareholders. We do not believe these payments create incentives for future performance of the company, and therefore think these payments should be subject to additional review and shareholder approval.

WHEREAS:

The board of directors of SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF") have adopted and approved an agreement to merge NCF and SunTrust.

NCF will merge with and into SunTrust and SunTrust will survive the merger (the "Surviving Company").

We believe that top executives of both NCF and SunTrust receive more than adequate compensation (which includes base salary, bonuses, stock grants, stock options, retirement plans and severance packages, among other benefits) as part of their overall compensation package.

Seven NCF top executives will receive additional compensation of approximately $17 million in severance and merger related payments, as described in the joint proxy statement-prospectus filed by NCF and SunTrust with the Securities and Exchange Commission on June 3, 2004, as may be further amended.

We believe that the additional severance and merger related payments are excessive and have no connection to the top executives' past performance as NCF executives. In North Carolina, NCF operates as the Central Carolina Bank (CCB). According to the Community Reinvestment Association of North Carolina ("CRA-NC"), the bank has not fulfilled the terms of a community investment agreement made with CRA-NC in 2000, when NCF acquired CCB. CRA-NC has also expressed concern that SunTrust's mortgage lending disadvantages African-Americans.

In our view, excessive severance payments and merger related compensation to former NCF top executives will not provide former NCF top executives (many of whom will continue to be top executives at the Surviving Company) with an incentive to maximize the long-term value for shareholders of the Surviving Company.

We believe that these severance and merger related payments will decrease the overall value of the Surviving Company and may impair the success of the merger while imposing additional costs on shareholders.

We believe that shareholders that support this merger but believe that these merger-related compensation packages are excessive should have an opportunity to vote separately on these compensation and severance packages.

RESOLVED:

Shareholders request that the Board of Directors implement a policy requiring shareholder approval of executive severance payments or compensation plans that include merger-related compensation or severance payments that total more than the executive's annual salary.

SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney

SUNTRUST

VIA FACSIMILE AND OVERNIGHT MAIL

September 27, 2004

Ms. Heather Maples
U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: No Action Request for Shareholder Proposal

Dear Ms. Maples:

As you know from our previous letter dated August 9, 2004, SunTrust Banks, Inc. received a fax from Mr. Adam Kanzer of Domini Social Investments LLC requesting that a shareholder proposal be included in SunTrust's special meeting regarding its merger with National Commerce Financial Corporation. The fax we received was simply the cover page, and did not contain the actual proposal. At that time, however, the proxy statement was already printed and mailed. Subsequently, we received in the mail the original letter with a copy of proposal attached. At that point, the proxy statement had not only been printed and mailed, but had probably been received by most shareholders. Therefore, we believe that under Rule 14a-8(e)(3) the proposal was submitted too late to be included in SunTrust's proxy statement. We are asking the SEC for no action relief on this matter.

As required by Rule 14a-8, enclosed are six copies of this letter and the attachment. If you have any questions or comments, please feel free to call me at the above number. We look forward to your response.

Sincerely,

Margy Hodgson

Margaret U. Hodgson

MUH/lps
Attachments

Copy to: Mr. Adam Kanzer
Domini Social Investments LLC

S:\LEGAL\MHODGSON\LETTERS\04\MAPLES.LTR.DOC



SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

August 6, 2004

Mr. Ray Fortin
General Counsel and Corporate Secretary
SunTrust Banks, Inc.
Post Office Box 4418
Mail Code 643
Atlanta, GA 30302

By UPS and Fax to: (404) 724-3550

Re: Shareholder Proposal for SunTrust Special meeting of Shareholders

Dear Mr. Fortin:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 77,000 shares of SunTrust stock.

In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, the attached proposal is submitted for inclusion in the proxy and for consideration by shareholders at the SunTrust special meeting regarding the company's merger with National Commerce Financial Corporation ('the special meeting'). We have held over $2,000 shares of SunTrust stock for greater than one year, and intend to maintain ownership of the required number of shares through the date of the special meeting, and the next stockholder's annual meeting. A letter verifying our ownership of SunTrust shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini Social Investments will attend the special meeting to move the resolution as required by SEC Rules.

For any correspondence regarding the resolution, I can be reached at 212-217-1027, or via email at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

SHAREHOLDER APPROVAL OF MERGER-RELATED EXECUTIVE COMPENSATION AND SEVERANCE PAY

In our company's pending merger with National Commerce Financial Corporation ("NCF"), executives of NCF will receive bonuses and severance payments of more than $17 million. We do not believe the company has justified how such payments create value for shareholders. We do not believe these payments create incentives for future performance of the company, and therefore think these payments should be subject to additional review and shareholder approval.

WHEREAS:

The board of directors of SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF") have adopted and approved an agreement to merge NCF and SunTrust.

NCF will merge with and into SunTrust and SunTrust will survive the merger (the "Surviving Company").

We believe that top executives of both NCF and SunTrust receive more than adequate compensation (which includes base salary, bonuses, stock grants, stock options, retirement plans and severance packages, among other benefits) as part of their overall compensation package.

Seven NCF top executives will receive additional compensation of approximately $17 million in severance and merger related payments, as described in the joint proxy statement-prospectus filed by NCF and SunTrust with the Securities and Exchange Commission on June 3, 2004, as may be further amended.

We believe that the additional severance and merger related payments are excessive and have no connection to the top executives' past performance as NCF executives. In North Carolina, NCF operates as the Central Carolina Bank (CCB). According to the Community Reinvestment Association of North Carolina ("CRA-NC"), the bank has not fulfilled the terms of a community investment agreement made with CRA-NC in 2000, when NCF acquired CCB. CRA-NC has also expressed concern that SunTrust's mortgage lending disadvantages African-Americans.

In our view, excessive severance payments and merger related compensation to former NCF top executives will not provide former NCF top executives (many of whom will continue to be top executives at the Surviving Company) with an incentive to maximize the long-term value for shareholders of the Surviving Company.

We believe that these severance and merger related payments will decrease the overall value of the Surviving Company and may impair the success of the merger while imposing additional costs on shareholders.

We believe that shareholders that support this merger but believe that these merger-related compensation packages are excessive should have an opportunity to vote separately on these compensation and severance packages.

RESOLVED:

Shareholders request that the Board of Directors implement a policy requiring shareholder approval of executive severance payments or compensation plans that include merger-related compensation or severance payments that total more than the executive's annual salary.

GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney

SUNTRUST

VIA FACSIMILE 212.217.1101
AND REGULAR MAIL

August 9, 2004

Mr. Adam Kanzer
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012

Re: Shareholder Proposal for SunTrust Special Meeting of Shareholders

Dear Mr. Kanzer:

We received your fax dated August 6, 2004 requesting us to include a shareholder proposal in the proxy statement for SunTrust's special meeting regarding its merger with National Commerce Financial Corporation. Under the shareholder proposal rules, the proposal must be submitted a reasonable time before the proxy statement is printed and mailed. The proxy statement had already been printed and is in the process of being mailed. Therefore, your proposal was submitted too late to be included in the proxy statement.

Sincerely,

Margy Hodgson

Margaret U. Hodgson

MUH/lps

Copy to: U.S. Securities and Exchange Commission

S:\LEGAL\MHODGSON\LETTERS\04\KANZER.LTR.DOC

FAX Cover Sheet

SunTrust

Date: 9/10/04 # of pages including cover sheet 2

TO

Name Grace Lee

Company SEC

Phone # Fax # 202-942-9525

FROM LYNN P. SWIFT
SunTrust Banks, Inc. - Legal Department
Phone: (404) 581-1678 or S/D 340-1678
Fax: (404) 724-3550 or S/D 340-3550

COMMENTS/SPECIAL INSTRUCTIONS

Per our conversation. Please let me know if you need further information.

Thank you,

Lynn

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SunTrust Banks, Inc.
Incoming letter dated August 26, 2004

The proposal relates to executive severance payments and compensation plans.

There appears to be some basis for your view that SunTrust may exclude the proposal from its proxy materials for its special meeting under rule 14a-8(e)(3). In this regard, it appears that SunTrust did not receive the proposal until after SunTrust printed and mailed its special meeting proxy materials to shareholders. Under the circumstances, we will not recommend enforcement action to the Commission if SunTrust omits the proposal from its special meeting proxy materials in reliance on rule 14a-8(e)(3).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel